

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of July 31, 2026

The principal balances and results accumulated for the period ending July 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**MCh$**
Cash and deposits in banks	2,024,164
Loans and accounts receivables from customers and banks, net	40,253,784
Loans and accounts receivables from customers at fair value, net	496,609
Financial instruments	10,119,403
Financial derivative contracts	11,335,439
Other asset ítems	7,055,181
Total assets	**71,284,580**

Principal liabilities	**MCh$**
Deposits and other demand liabilities	13,658,488
Time deposits and other time liabilities	18,956,443
Issued debt and regulatory capital instruments	9,811,226
Financial derivative contracts	11,310,677
Other liabilities ítems	12,436,337
Total equity	5,111,409
Total liabilities and Equity	**71,284,580**

Equity attributable to:	
Equity holders of the Bank	4,945,116
Non-controlling interest	166,293

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**MCh$**
Net interest income	1,271,737
Net fee and commission income	340,344
Result from financial operations	176,379
Total operating income	**1,788,460**
Provision for loan losses	(335,477)
Support expenses	(541,993)
Other results	(33,088)
Income before tax	**877,902**
Income tax expense	(130,293)
Net income for the period	**747,609**

Attributable to:	
Equity holders of the Bank	728,829
Non-controlling interest	18,780

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRES TRAUTMANN B.
Chief Executive Officer


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BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Julio de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Julio de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.024.164
Créditos y cuentas por cobrar a clientes y bancos	40.253.784
Créditos y cuentas por cobrar a clientes a valor razonable	496.609
Instrumentos financieros	10.119.403
Contratos de derivados financieros	11.335.439
Otros rubros del activo	7.055.181
Total Activos	**71.284.580**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.658.488
Depósitos y otras captaciones a plazo	18.956.443
Instrumentos de deuda y capital regulatorio emitidos	9.811.226
Contratos de derivados financieros	11.310.677
Otros rubros del pasivo	12.436.337
Total patrimonio	5.111.409
Total Pasivos y Patrimonio	**71.284.580**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.945.116
Interés no controlador	166.293

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.271.737
Ingresos netos de comisiones	340.344
Resultado de operaciones financieras	176.379
Total ingresos operacionales	**1.788.460**
Gasto de pérdidas crediticias	(335.477)
Gastos de apoyo	(541.993)
Otros resultados	(33.088)
Resultado antes de impuesto	**877.902**
Impuesto a la renta	(130.293)
Utilidad consolidada del periodo	**747.609**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	728.829
Interés no controlador	18.780

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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